Mail Stop 3720

September 27, 2007

By U.S. Mail and facsimile to (866) 816-3401

Richard W. Frost
Chief Executive Officer
Louisiana-Pacific Corporation
414 Union Street
Suite 2000
Nashville, TN 37219-1711

> **Re:** **Louisiana-Pacific Corporation**
> **Definitive Schedule 14A**
> **Filed March 23, 2007**
> **File No. 1-07107**

Dear Mr. Frost:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

<u>Compensation Committee, page 8</u>

1. Please clarify which members of management made recommendations to the
   compensation committee concerning various elements of your named executive
   officer compensation. Also, describe the factors the chief executive officer
   considered in reaching his recommendations regarding named executive officer
   salaries and other compensation. See Regulation S-K Item 407(e)(3)(ii).

<u>Executive Compensation, page 18</u>

<u>Discussion and Analysis of LP's Executive Compensation Program, page 18</u>

2. Please provide appropriate Item 402(b) disclosure relating to perquisites, which
   appear to comprise a material element of your compensation program.

<u>Total Compensation Profiles, page 20</u>

3. Please address the committee's analysis of the information contained in the total
   compensation profiles and how the evaluation of this information resulted in
   specific awards for the fiscal year or modifications to the manner in which you
   implement your compensation program.

4. The summary compensation table on page 25 and other disclosure in your
   Compensation Discussion and Analysis show that Mr. Frost's salary and equity
   compensation each are significantly higher than that of the other named executive
   officers. Please discuss the reasons for the differences in the amounts of
   compensation awarded to the named executive officers so that it is apparent
   whether the disparities reflect material differences in your policies or decision-
   making regarding the executives' compensation. See Section II.B.1 of Securities
   Act Release No. 33-8732A.

5. Please provide clear disclosure that addresses how each compensation component
   and your decisions regarding these elements fit into your overall compensation
   objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of
   Regulation S-K. It is not clear whether you review each element of compensation
   individually or whether you consider each element collectively with the other
   elements of your compensation program when establishing the various forms and
   levels of compensation. Please provide sufficient quantitative or qualitative
   disclosure of the analyses underlying the committee's decisions to make specific
   compensation awards. Explain and place in context how the committee
   considered each element of compensation and why determinations with respect to
   one element may or may not have influenced the committee's decisions with
   respect to other allocated awards.

Benchmarking, page 20

6. Please identify all of the companies that you considered for benchmarking
   purposes for the last fiscal year. Discuss how the compensation committee
   considered the levels and elements of the benchmarked companies' compensation
   in determining the various levels and elements of your executive compensation.
   See Regulation S-K Item 402(b)(2)(xiv). Please disclose the actual compensation
   as a percentile of the peer group data and, where the actual percentile differs from
   the target, explain why.

Annual Cash Incentive Awards, page 21

7. You disclose on page 22 the types of individual performance goals that you
   consider in determining a named executive officer's compensation. For each
   named executive officer, please disclose the performance targets for these
   measures. To the extent you believe that disclosure of these targets is not
   required because it would result in competitive harm such that you may omit this
   information under Instruction 4 to Item 402(b) of Regulation S-K, please provide
   in your response letter a detailed explanation for such conclusion. Also, disclose
   how difficult it would be for the executive or how likely it would be for you to
   achieve the undisclosed performance targets. General statements regarding the
   level of difficulty or ease associated with achieving the targets are not sufficient.
   In discussing how difficult it will be for an executive or how likely it will be for
   you to achieve the target and threshold levels or other factors, provide as much
   detail as necessary without providing information that would result in competitive
   harm. To the extent the targets are not stated in quantitative terms, explain how
   the committee determines the officer's achievement levels for that performance
   measure.

Equity-Based Awards, page 23

8. Discuss how the committee determined the amount of the equity-based award to
   each named executive officer, including whether and how it considered
   performance in adjusting any individual grant.

Executive Change of Control Arrangements, page 24

9. Please discuss how you determined the appropriate payment and benefit levels
   under the various circumstances that trigger payments or provision of benefits
   under the various employment agreements and change of control arrangements.
   Also, discuss how these arrangements fit into your overall compensation
   objectives and affect the decisions you made regarding other compensation
   elements

Compensation of Executive Officers, page 25

Outstanding Equity Awards at December 31, 2006, page 29

10. Although the footnotes set forth the vesting schedule of the option awards, without disclosure of the option grant dates, it does not appear that you have complied with Instruction 2 to Item 402(f)(2). Please disclose by footnote to the applicable columns the vesting dates of option awards held at fiscal year end.

Potential Payments upon Termination or Change of Control, page 35

Potential Pay-Outs to Current Executive Officers, page 39

11. Please consider aggregating the amounts payable for each situation that would generate a payout.

Director Compensation for 2006, page 41

12. Disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel